

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 9, 2009

By U.S. Mail and facsimile: (423) 787-1235

R. Stan Puckett
Chairman and Chief Executive Officer
Green Bankshares, Inc.
100 North Main Street
Greenville, Tennessee 37743

      Re: Green Bankshares, Inc.
              Form 10-K for fiscal year ended December 31, 2008
              Form 10-Q for the period ended September 30, 2009
              File Number 001-14289

Dear Mr. Puckett:

      We have completed our review of your Form 10-K for fiscal year ended December 31, 2008 and have no further comments at this time. Please contact me at (202) 551-3234 with any questions.

                    Sincerely,

                    Eric Envall